SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Extraction Oil & Gas, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30227M105
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
412 West 15th Street - 11th Floor
New York, NY 10011

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30227M105	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,799,080
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,799,080
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,799,080
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.12%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30227M105	SCHEDULE 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 9, 2021, the Issuer, Bonanza Creek Energy, Inc. ("BCEI"), and Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BCEI ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for a merger of equals between the Issuer and BCEI (the "Merger"). The Merger Agreement provides at Closing (as defined in the Merger Agreement) that the post-Merger board of the combined company ("New Board") will include Benjamin Dell, the Managing Member of the Reporting Person, who will serve as the chairman of the New Board. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 10, 2021 (the "May 10 Form 8-K").

In connection with the Merger Agreement, on May 9, 2021, the Reporting Person entered into a Voting and Support Agreement (the "Voting Agreement"), by and among BCEI, the Issuer and the Reporting Person, pursuant to which the Reporting Person has agreed to vote its Shares in favor of the matters to be submitted to the Issuer's stockholders in connection with the Merger, subject to the terms and conditions set forth in the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of: (a) the effective time of the Merger, (b) the date on which the Merger Agreement is terminated in accordance with its terms, (c) the mutual written consent of the parties thereto and (d) the date of any modification, waiver or amendment to the Merger Agreement effected without the Reporting Person's consent that (i) decreases the amount or changes the form of consideration payable to all of the stockholders of the Issuer pursuant to the terms of the Merger Agreement or (ii) otherwise materially adversely affects the interests of the Reporting Person or the stockholders of the Issuer. The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement, which is referenced as Exhibit B to this Schedule 13D and is also incorporated herein by reference.

In addition, on May 9, 2021, BCEI and the Kimmeridge Fund entered into a Registration Rights Agreement, as required by and referenced by, and consistent with the terms of, the Merger Agreement, granting customary registration rights to the Kimmeridge Fund with respect to the resale of the shares of common stock of BCEI to be issued to the Kimmeridge Fund in connection with the Merger.

CUSIP No. 30227M105	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(b) of the Schedule 13D are hereby amended and restated in their entireties as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 25,703,212 Shares outstanding as of May 7, 2021, as provided for in the Merger Agreement.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit B:	Voting Agreement, dated as of May 9, 2021 (incorporated by reference to Exhibit 10.1 to the May 10 Form 8-K).

CUSIP No. 30227M105	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 11, 2021

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Benjamin Dell
Name:	Benjamin Dell
Title:	Managing Member